UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2020

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON OWN CAPITAL AND DIVIDENDS

YEAR 2019

I. The Board of Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that will pay the Dividends (“Dividends”) and Interest on Own Capital ("IOC") referring to the fiscal year of 2019 as follows:

(a) August 18, 2020: payment of the amounts related to the IOC deliberated on the Meetings of the Board of Directors held on February 15, 2019, on April 17, 2019, on June 17,2019 and on December 19, 2019 and Dividends deliberated on the Meetings of the Board of Directors held on December 19, 2019, as described on the Notice to Shareholders published on the same dates. Such proceeds were ratified and approved by the General Shareholders’ Meeting held on May 28, 2020 ("GSM"), as follows:

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)		Net Amount per Share (R$)
			ON	PN*	ON	PN*
IOC	02/15/2019	02/28/2019	0,38875331153	0,42762864269	0,33044031480	0,36348434628
IOC	04/17/2019	04/30/2019	0,31655626796	0,34821189476	0,26907282777	0,29598011054
IOC	06/17/2019	06/28/2019	0,53759029367	0,59134932303	0,45695174961	0,50264692458
IOC	12/19/2019	12/30/2019	0,19437665576	0,21381432134	0,16522015740	0,18174217314
Dividends	12/19/2019	12/30/2019	0,55536187362	0,61089806098	0,55536187362	0,61089806098

      (*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the articles 27 and 28 of the Company’s Bylaws, such IOC and Dividends were charged to the mandatory minimum dividend for the fiscal year 2019, ad referendum of the General Shareholders’ Meeting, which ratified the proceeds on May 28, 2020.

(b) December 09, 2020: we will also pay out the amounts related to the Dividends approved by the GSM as follows:

Proceeds	Deliberation Date	Record Date	Gross Amount per Share (R$)		Net Amount per Share (R$)
			ON	PN*	ON	PN*
Dividends	05/28/2020	05/28/2020	1,21933883495	1,34127271844	1,21933883495	1,34127271844

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

     (*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s Bylaws.

In accordance to the article 27 of the Company’s Bylaws, such Dividends were charged to the mandatory minimum dividend for the fiscal year of 2019, ad referendum of the General Shareholders’ Meeting, which ratified/approved the proceeds on May 28, 2020.

II. WITHHOLDING INCOME TAX, ACCORDING TO CURRENT LEGISLATION

1 – Interest on Own Capital

An income tax of 15% is withheld at the source when paying Interest on Own Capital. No income tax will be withheld in the case of immune or exempt legal entities that provide proof of such condition within the established deadline.

2 – Dividends

Dividends are exempt from Income Tax Withholding, according to the Law 9,249/95.

III. MEANS OF PAYMENT

1.           To shareholders who have a banking option in the register of shareholders on Banco Bradesco S/A, credits will be made directly in the current accounts indicated.

2.           Shareholders with shares in Fiduciary Custody of the Stock Exchanges will receive through the Brokerage Companies.

3. The other shareholders must contact any branch of Banco Bradesco S/A, bearing the following documents, according to the case:

•                     Individuals: Certified copy of CPF, RG and proof of residence updated (Maximum of 2 months).

•                     Legal Entities: Certified copy of the CNPJ Card, documents proving the representation, Bylaws, Articles of Association and respective amendments, as well as the documents of the partners/legal representatives (CPF/RG and proof of residence).

TELEFÔNICA BRASIL S.A.

Publicly-held Company

CNPJ MF 02.558.157/0001-62 - NIRE 35.3.001.5881-4

•       Note: When the shareholder is represented by an attorney-in-fact, it is mandatory the delivery of a specific public instrument of power of attorney, original copy, to receive IOC/Dividends, followed by the documents above.

IV – ADDITIONAL INFORMATION:

Interest on Own Capital and Dividends not claimed within the period of 03 (three) years after the date of the payment beginning will be forfeited in favor of the Company (Law 6,404 of December 15, 1976, Article 287, II, a).

São Paulo, May 28, 2020.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

Information available at: www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	May 28, 2020	By:	/s/ Luis Carlos da Costa Plaster
			Name:	Luis Carlos da Costa Plaster
			Title:	Investor Relations Director